Ropes & Gray LLP
One Metro Center
700 12th Street N.W.
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Washington, D.C. 20005
WRITER’S DIRECT DIAL NUMBER: (202) 508-4732
April 28, 2009
VIA EDGAR
Mr. Tony Burak
U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549-0504

Re:	Registrant:	BB&T Variable Insurance Funds
	File Nos.:	333-121205 and 811-21682
	Filing Type:	Certified Shareholder Report on Form N-CSR for the fiscal year ended December 31, 2008
	Filing Date:	March 5, 2009
Dear Mr. Burak:
     This letter is in response to oral comments provided to the undersigned by Mr. Tony Burak of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding BB&T Variable Insurance Funds’ (the “Funds” or the “Trust”) certified shareholder report on Form N-CSR (the “Shareholder Report”) filed on March 5, 2009. These comments and responses thereto are set forth below.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Shareholder Report and that Staff comments or changes in response to Staff comments with respect to the Trust’s Shareholder Report, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Shareholder Report as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Mr. Tony Burak
April 28, 2009

Comment 1:	With respect to BB&T Large Cap Variable Insurance Fund, please confirm that the Fund operates as a diversified fund pursuant to Section 5(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:	The BB&T Large Cap Variable Insurance Fund currently operates as a diversified fund in accordance with Section 5(b) of the 1940 Act. Any discrepancy between the value of the Fund’s various investments and the requirements of Section 5(b)(1) of the 1940 Act existing immediately after the Fund’s acquisition of any security or other property is neither wholly nor partly the result of such acquisition, and is instead due to fluctuations in the market values of securities held by the Fund.

Comment 2:	With respect to BB&T Capital Manager Equity Variable Insurance Fund, please review the figures in the “Performance Overview” chart and “Average Annual Returns” table.

Response:	In the Performance Overview line graph, the ending value for BB&T Capital Manager Equity Variable Insurance Fund is correctly stated, but the ending value for the S&P 500 Index is understated. The ending value for the S&P 500 Index should have been stated as $8,325, but was stated as $7,572. However, the Average Annual Return Information for the Fund and the S&P 500 Index are properly stated for all periods shown and correctly reflect that the Fund underperformed the S&P 500 Index for the “since inception” period.

Comment 3:	Please explain the Funds’ valuation policies with respect to options and futures transactions.

Response:	Futures and options, the principal market for which is a securities exchange or an over-the-counter market, are valued at their latest available sale price (except for those securities that are traded on NASDAQ, which will be valued at the NASDAQ official closing price) or in the absence of such a price, by reference to the latest available bid price in the principal market in which such securities are normally traded.

Accordingly, the first sentence under the sub-heading “Securities Valuation” in footnote 2 to the Funds’ Financial Statements will be revised in future reports as follows (the text that will be added is italicized):

Investments in common stocks, commercial paper, corporate bonds, municipal securities, U.S. Government securities, U.S. Government agency securities, futures and options, the principal market for which is a securities exchange or an over-the-counter market, are valued at their latest available sale price (except for those securities that are traded on NASDAQ, which will be valued at the NASDAQ official closing price) or in the absence of such a price, by reference to the latest available bid price in the principal market in which such securities are normally traded.

Comment 4:	Note 4 of the Notes to the Funds’ Financial Statements indicates that a contractual advisory fee waiver is in place for the Funds. Please provide the expiration date of this

Mr. Tony Burak
April 28, 2009

fee waiver.

Response:	The Funds’ advisory fee waivers are voluntary and are correctly stated in the Funds’ prospectuses. The footnote in Note 4 regarding contractual advisory fee waivers will be removed in future reports.
If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Margaret S. Moore

Margaret S. Moore
cc:	Alan G. Priest, Esq.
Alyssa Albertelli, Esq.